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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NetSuite Inc.
_____________________________________________________________________________________________________
(Name of Issuer)

Common Stock, $0.01 par value
_____________________________________________________________________________________________________
(Title of Class of Securities)

64118Q107
__________________________________________________________________________
(CUSIP Number)

December 31, 2007
__________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64118Q107

1.	NAMES OF REPORTING PERSONS NetSuite Restricted Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF	5.	SOLE VOTING POWER 31,964,894
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 31,964,894
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,964,894
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.2% (1)
12.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1) Based on 60,109,079 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 53,344,079 shares of the Issuer's Common Stock outstanding as of November 30, 2007, as reported in the Issuer's final prospectus dated December 19, 2007, filed pursuant to Rule 424(b)(4) on December 20, 2007, plus (ii) the 6,765,000 shares of Common Stock issued upon completion of the public offering contemplated thereby.

Page 2 of 9 Pages

CUSIP No. 64118Q107

1.	NAMES OF REPORTING PERSONS The Lawrence J. Ellison Revocable Trust U/D/D 12/8/95
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF	5.	SOLE VOTING POWER 31,964,894 (1)
SHARES BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER 0
EACH REPORTING PERSON	7.	SOLE DISPOSITIVE POWER 31,964,894 (1)
WITH	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,964,894 (1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.2% (2)
12.	TYPE OF REPORTING PERSON OO (Revocable Trust)

(1) Consists of 31,964,894 outstanding shares of Common Stock held by the reporting person as of December 31, 2007, all of which are held indirectly by the reporting person through NetSuite Restricted Holdings LLC.

(2) Based on 60,109,079 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 53,344,079 shares of the Issuer's Common Stock outstanding as of November 30, 2007, as reported in the Issuer's final prospectus dated December 19, 2007, filed pursuant to Rule 424(b)(4) on December 20, 2007, plus (ii) the 6,765,000 shares of Common Stock issued upon completion of the public offering contemplated thereby.

Page 3 of 9 Pages

Item 1.

(a) Name of Issuer:

NetSuite Inc.

(b) Address of Issuer's Principal Executive Offices:

2955 Campus Drive, Suite 100, San Mateo, CA 94403

Item 2.

(a) Name of Person Filing:

This statement is being filed jointly by: (1) NetSuite Restricted Holdings LLC, a California limited liability company ("NRH"); and (2) the Lawrence J. Ellison Revocable Trust U/D/D 12/8/95, a California revocable trust (the "LJE Trust"). The trustor and primary beneficiary of the LJE Trust is Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation. NRH and the LJE Trust will be collectively identified hereinafter as the "Reporting Persons." This Schedule 13G relates solely to, and is being filed for, the ownership interests of NRH and the LJE Trust, and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation. This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by NRH and the LJE Trust.

(b) Address of Principal Business Office or, if None, Residence:

The address of NRH is Three Embarcadero Center, Suite 2360, San Francisco, CA 94111. The address of the LJE Trust is 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596. The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA 94065.

(c) Citizenship:

Each of the Reporting Persons is an entity organized under the laws of California. Lawrence J. Ellison is a citizen of the United States of America.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share.

(e) CUSIP Number:

64118Q107

Page 4 of 9 Pages

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

NRH, the LJE Trust:

31,964,894 (1)(2)

(b) Percent of class:

NRH, the LJE Trust: 53.2% (3)

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

NRH, the LJE Trust:
31,964,894 (1)(2)

(ii) Shared power to vote or to direct the vote:

n/a

(iii) Sole power to dispose or to direct the disposition of:

NRH, the LJE Trust:
31,964,894 (1)(2)

Page 5 of 9 Pages

(iv) shared power to dispose or to direct the disposition of:

n/a

(1) All of the shares shown (31,964,894 outstanding shares of the Issuer's Common Stock) are held directly by NRH.

(2) The voting and dispositive power over the shares of the Issuer held directly by NRH is as provided in the Limited Liability Company Operating Agreement of NetSuite Restricted Holdings LLC, a copy of which has been filed with the Securities and Exchange Commission as Exhibit 4.4 to Amendment No. 4 to the Registration Statement on Form S-1 filed by the Issuer on December 17, 2008.

(3) Based on 60,109,079 shares of the Issuer's Common Stock outstanding, which is the sum of (i) 53,344,079 shares of the Issuer's Common Stock outstanding as of November 30, 2007, as reported in the Issuer's final prospectus dated December 19, 2007, filed pursuant to Rule 424(b)(4) on December 20, 2007, plus (ii) the 6,765,000 shares of Common Stock issued upon completion of the public offering contemplated thereby.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.

Page 6 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

NetSuite Restricted Holdings LLC By: Bill Wright & Associates, LLC, a California limited liability company, Manager By: /s/ Bill Wright Bill Wright, Member
LAWRENCE J. ELLISON OR PHILIP B. SIMON, CO-TRUSTEES OF THE LAWRENCE J. ELLISON REVOCABLE TRUST U/D/D 12/8/95, AS AMENDED By: /s/ Philip B. Simon Philip B. Simon, Trustee

Page 7 of 9 Pages

EXHIBITS

99.1 Joint Filing Agreement

Page 8 of 9 Pages

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2008

NetSuite Restricted Holdings LLC By: Bill Wright & Associates, LLC, a California limited liability company, Manager By: /s/ Bill Wright Bill Wright, Member
LAWRENCE J. ELLISON OR PHILIP B. SIMON, CO-TRUSTEES OF THE LAWRENCE J. ELLISON REVOCABLE TRUST U/D/D 12/8/95, AS AMENDED By: /s/ Philip B. Simon Philip B. Simon, Trustee

Page 9 of 9 Pages